SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 27, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH CHINA EXPLORER DYNASTY GOLD



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA04.06

27 February 2006

ANGLOGOLD ASHANTI SIGNS AGREEMENT WITH CHINA EXPLORER DYNASTY GOLD

AngloGold Ashanti Limited announced today an agreement to acquire an effective 8.7% stake in Dynasty Gold Corporation, a Vancouver-based exploration company with projects in China, through a $2m private placement in shares and warrants.

Dynasty Gold holds 70% of three existing projects in northwest China: Red Valley in Qinghai, Wild Horse in Gansu and Hatu in Xinjiang. The proceeds of the AngloGold Ashanti investment will be used to fund further exploration of the Red Valley and Wild Horse projects, both located in the prospective Qilian metallogenic belt.

AngloGold Ashanti will acquire its stake through the purchase of 5.75m Dynasty units at a price of C$0.40. Each unit will consist of one common share and one-half common share purchase warrant, exercisable at a price of C$0.60 for two years. In addition to this equity investment, the two companies have agreed to form a broader partnership, allowing AngloGold Ashanti the right to enter into joint ventures at both the Red Valley and Wild Horse projects, and, by investing a total of $5m over three years, earn 55% in these projects.

Commenting on the transaction, Executive Officer: Business Development, Richard Duffy said, 'We are delighted to form this partnership with Dynasty Gold Corporation, which marks the next step in building our exploration presence in the prospective Qilian belt in China.'

  ends

Queries:

South Africa	Tel:	E-mail:
Eric Roth	+27 (0) 11 637 6211	eroth@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 27, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary